                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       PIONEER NATURAL RESOURCES COMPANY
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   723787107
                                 (CUSIP Number)


                               September 2, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

                                  SCHEDULE 13G
CUSIP No. 723787107

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Richard E. Rainwater

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (See Instructions)                                                (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

                                 5        SOLE VOTING POWER
          NUMBER OF                       7,939,880
           SHARES
        BENEFICIALLY             6        SHARED VOTING POWER
          OWNED BY                        247,710
            EACH
          REPORTING              7        SOLE DISPOSITIVE POWER
           PERSON                         5,268,804
            WITH
                                 8        SHARED DISPOSITIVE POWER
                                          247,710

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,187,590

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    (See Instructions)                                                     [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.2(1)


12  TYPE OF REPORTING PERSON (See Instructions)
    IN




----------------------

(1) Based on 100,423,593 shares of Common Stock outstanding as of July 31, 1998, as reported in the Issuer's most recently filed Form 10-Q.

                               Page 2 of 5 Pages

         The Schedule 13G previously filed by the reporting person on March 31, 1998, as amended on June 22, 1998, is hereby amended as follows:

ITEM 1.

         No modification.

ITEM 2.

         No modification.

ITEM 3.  If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                 (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                 (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                 (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.  [X]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 8,187,590





                               Page 3 of 5 Pages

         (b)  Percent of class: 8.2%.

         (c)  Number of shares as to which each person has:

                 (i)      sole power to vote or to direct the vote: 7,939,880

                 (ii)     shared power to vote or to direct the vote:  247,710

                 (iii) sole power to dispose or to direct the disposition of: 5,268,804

                 (iv) shared power to dispose or to direct the disposition of: 247,710

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the 8,187,590 shares of Common Stock reported herein by Mr. Rainwater, 5,159,480 are owned directly by Mr. Rainwater, 109,324 shares are owned directly by Rainwater, Inc., of which Mr. Rainwater is the sole shareholder, 247,710 shares (of which Mr. Rainwater disclaims beneficial ownership pursuant to Rule 13d-4) are owned directly by Mr. Rainwater's spouse and 2,671,076 shares are the subject of a proxy granted to Mr. Rainwater, which is described in more detail below. Thus, Rainwater, Inc. and Mr. Rainwater's spouse have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 109,324 shares and 247,710 shares, respectively, of Common Stock. In addition, the owner of the shares subject to the proxy described below, has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 2,671,076 shares of Common Stock.

         Van Beuren Enterprises, L.L.C. ("Van Beuren"), a former limited partner of DNR-MESA Holdings, L.P., a Texas limited partnership ("DNR"), granted an irrevocable proxy (the "Proxy") to Mr. Rainwater, dated September 2, 1998. The Proxy appoints Mr. Rainwater as Van Beuren's attorney and proxy with full power of substitution, and authorizes Mr. Rainwater to represent and exercise all rights relating to the voting power of all shares of Common Stock now or hereafter standing in the name of Van Beuren, including voting at any meeting of stockholders (and at any adjournment thereof), making demand for a special meeting or meeting of stockholders or expressing consent or dissent to any corporate action in writing without a meeting, in each case in such manner as Mr. Rainwater shall determine to be appropriate.

         The 2,671,076 shares currently subject to the Proxy were received by Van Beuren as a liquidating distribution in respect of its limited partnership interest in DNR. Prior to the liquidating distribution made by DNR, Mr. Rainwater, in his capacity as the sole shareholder of the sole general partner of DNR, held indirect voting and investment power over such shares. Under the terms of the Proxy, Van Beuren maintains exclusive investment power over such shares, including the right to dispose of such shares from time to time at its discretion. Any shares disposed of by Van Beuren shall cease to be subject to the Proxy. The Proxy provides that it is irrevocable and shall continue in effect until the earlier of (i) Van Beuren's disposition of all shares of Common Stock, (ii) Mr. Rainwater's disposition of all shares of Common Stock in which he has a pecuniary interest, (iii) the death or disability of Mr. Rainwater, (iv) the date of relinquishment of the proxy by Mr. Rainwater, or
(v) the third anniversary of the date of the Proxy.





                               Page 4 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 1998


                                        /s/ J. RANDALL CHAPPEL
                                        --------------------------------------
                                        Richard E. Rainwater
                                        By: J. Randall Chappel,
                                            Attorney-in-Fact





                               Page 5 of 5 Pages